Exhibit 99.1

PRESS RELEASE

NYSE: GOLD TSX: ABX

All amounts expressed in US dollars

Barrick Gold Corporation Plans to Change Name to

BARRICK MINING CORPORATION

Toronto, April 28, 2025 – Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) (“Barrick” or the “Company”) today announced that it plans to change its name to Barrick Mining Corporation and from « Société aurifère Barrick » to « Société minière Barrick » in French, subject to shareholder approval at its upcoming Annual and Special Meeting of Shareholders on May 6, 2025. In connection with its name change, the Company also plans to change its ticker symbol for the Barrick common shares listed on the New York Stock Exchange from ‘GOLD’ to ‘B’, to become effective at the start of trading on May 9, 2025. The Barrick common shares will continue to trade under the ‘ABX’ ticker symbol on the Toronto Stock Exchange. The new CUSIP number for the Barrick common shares effective at the start of trading on May 9, 2025 will be 06849F108.

“Barrick’s vision is to be the world’s most valued gold and copper exploration, development and mining company. Along with our world-class portfolio of six Tier One gold mines, we are building a substantial copper business which will be a meaningful contributor to growing our production volumes in the coming years and beyond,” says Barrick president and chief executive Mark Bristow. “Barrick Mining Corporation and our new stock symbol, ‘B’, better reflect Barrick’s current business and our mission to achieve sustainable and profitable gold and copper growth. Gold remains core to our foundation and we will continue to explore for and develop new gold mines, including the expansion of Pueblo Viejo, the exciting Fourmile gold project in Nevada and exemplified by the Reko Diq project with its world class mix of both copper and gold,” Bristow said.

Further information concerning the name change and the upcoming Annual and Special Meeting of Shareholders is set out in the Company’s 2025 Information Circular, available at www.barrick.com/agm and filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Enquiries

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained in this press release constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “build”, “strategy”, “commitment”, “develop”, “replenish”, “secure”, “transform”, “continue”, “expand”, “grow”, “expand”, “extension”, “invest”, “will” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s future plans and the timing for such plans, growth potential, financial strength, investments and overall strategy; and expectations regarding future price assumptions, financial performance, shareholder returns and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Barrick as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.